Prior to the opening of business on June 2, 2014, the AllianzGI Focused Growth Fund (the "Acquiring Fund") acquired all assets and liabilities of the AllianzGI Large-Cap Growth Fund (the "Acquired Fund") (such acquisition comprising the "Reorganization").

The Trustees of Allianz Funds (the "Trust") approved an Agreement and Plan of Reorganization associated with the Reorganization at a meeting held on March 6, 2014. In approving the Reorganization, the Trustees of the Trust determined that the Acquired Fund's participation in the Reorganization would be in the best interests of the Acquired Fund and that the interests of the Acquired Fund's shareholders would not be diluted as a result of the Reorganization.

In conjunction with the approval of the Reorganization, the Trustees of the Trust voted to remove a voluntary advisory fee waiver of 0.05% (stated as a percentage of average daily net assets of the Acquired Fund) for the Acquired Fund such that the Acquired Fund and the Acquiring Fund had the same investment advisory, administrative and distribution and/or service (12b-1) fee rates as of the close of the Reorganization. The Trustees of the Trust also approved a new, fundamental investment objective of the Acquiring Fund and certain additional fundamental investment policies for the Acquiring Fund such that, as of the close of the Reorganization, the Acquiring Fund and the Acquired Fund had identical fundamental policies.

Pursuant to Rule 17a-8 under the Investment Company Act of 1940, as amended, shareholder approval was not required for completion of the Reorganization.

Under the Agreement and Plan of Reorganization, the Acquired Fund transferred all of its assets to the Acquiring Fund in exchange for shares of the Acquiring Fund, the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, and the distribution of such Acquiring Fund shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund.